October 31, 2000


                    QUARTERLY REPORT TO THE LIMITED PARTNERS
                           OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 2000, and 1999, total revenues increased 12.5% from $761,654 to $856,650 and total expenses increased 8.8% from $433,539 to $471,899. As a result, net income increased 17.3% from $328,115 to $384,751 for the three-month period ended September 30, 2000, as compared to the same period in 1999. The increase in revenues can be attributed to an increase in rental income due to higher occupancy and unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 91.6% for the three-month period ended September 30, 2000, as compared to 87.9% for the same period in 1999. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $41,000 (10.7%) primarily as a result of increases in property management fees, salaries and wages and workers compensation insurance expenses, partially offset by a de-crease in maintenance and repair expenses. General and administrative expenses decreased approximately $2,700 (5.4%) primarily as a result of a decrease in equipment and computer lease expense.

For the nine-month periods ended September 30, 2000, and 1999, total revenues increased 9.2% from $2,165,812 to $2,365,102 and total expenses increased 6.3% from $1,253,845 to $1,333,093. As a result, net income increased 13.2% from $911,967 for the nine-month period ended September 30, 1999, to $1,032,009 for the same period in 2000. The increase in revenues can be attributed to an increase in rental revenue due to higher unit rental rates. Operating expenses increased approximately $72,100 (6.7%) from $1,082,599 to $1,154,715. The increase is primarily due to higher maintenance and repair, property management fees, salaries and wages and workers compensation insurance expenses, partially offset by a decrease in power and sweeping expenses. Property management fees, which are based on rental revenue, increased as a result of the increase in rental revenue. Power and sweeping expenses decreased as the substantial snow removal costs in the prior year associated with the blizzard, which hit the Detroit, Michigan area, did not materialize in the current year. General and administrative expenses increased approximately $7,100 (4.1%) primarily as a result of relatively insignificant fluctuations in various expense accounts.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President